                                                /------------------------------/
                                                /        OMB APPROVAL          /
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+--------+                                    UNITED STATES
| FORM 5 |                         SECURITIES AND EXCHANGE COMMISSION
+--------+                                Washington, D.C. 20549
[_] Check box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

        FEG Holdings, Inc./1/
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        1211 Avenue of the Americas
    ----------------------------------------------------------------------------
                                   (Street)

        New York                   New York                           10036
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

           Fox Entertainment Group, Inc. ("FOX")
    ----------------------------------------------------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)
               --------------

4.  Statement for Month/Year  July 2001; December 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [x] Director    [ ] Officer             [x] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

7.  Individual or Joint/Group Reporting  (check applicable line)
    ___ Form Filed by One Reporting Person
    _x_ Form Filed by More than One Reporting Person

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security         2. Trans-    3. Trans-     4. Securities Acquired (A)   5. Amount of        6. Owner-    7. Nature
   (Instr. 3)                   action       action        or Disposed of (D)           Securities          ship         of In-
                                Date         Code          (Instr. 3, 4 and 5)          Beneficially        Form:        direct
                                (Month/      (Instr. 8)                                 Owned at the        Direct       Bene-
                                Day/                                                    end of              (D) or       ficial
                                Year)                                                   Issuer's            Indirect     Owner-
                                                                 (A) or                 Fiscal Year         (I)          ship
                                                        Amount   (D)        Price       (Instr. 3 and 4)    (Instr. 4)   (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
par value $.01 per share        7/31/01       A/2/     122,244,272   A       /2/                            D/4//5/


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                                12/3/01       A/3/      3,632,269    A       /3/       725,136,375/4//5/    D/4//5/

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
* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                                                   ---------------------------
                                                                                                         (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
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

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6. Date Exer-          7. Title and Amount of            8. Price         9. Number            10. Owner-         11. Na-
   cisable and            Underlying Securities             of               of Deriv-             ship               ture
   Expiration             (Instr. 3 and 4)                  Deriv-           ative                 of De-             of In-
   Date                                                     ative            Secur-                rivative           direct
   (Month/Day/                                              Secur-           ities                 Secu-              Bene-
   Year)                                                    ity              Bene-                 rity:              ficial
                                                            (Instr. 5)       ficially              Direct             Owner-
 --------------------------------------------                                Owned                 (D) or             ship
 Date          Expira-              Amount or                                at End                Indi-              (Instr. 4)
 Exer-         tion         Title   Number of                                of Year               rect /1/
 cisable       Date                 Shares                                   (Instr. 4)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
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

Explanation of Responses:
/1/ Pursuant to Instruction 5(b)(v), this Form 5 is filed jointly by all of the undersigned (collectively, the "Reporting Persons"), who may be deemed to be members of a "group" pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. FEG Holdings, Inc. ("FEG Holdings") has been designated to make the filing of this Form 5.

/2/ The shares of Class A Common Stock were acquired in exchange for the transfer to the Issuer of television assets acquired from Chris-Craft Industries, Inc., BHC Communciations, Inc. and United Television, Inc.

/3/ The shares of Class A Common Stock were acquired in exchange for the contribution to the Issuer of certain assets acquired from Liberty Media Corporation. The contributed assets consisted of substantially all of Liberty Media Corporation's 50% interest in International Sports Programming Partners.

/4/ The 725,136,375 shares of Class A Common Stock consist of 51,759,834 shares of Class A Common Stock acquired from Liberty Media Corporation, as reported on Form 4 dated August 6, 1999; 122,244,272 and 3,632,269 shares of Class A Common Stock as reported herein; and 547,500,000 shares of Class A Common Stock of the Issuer reported as beneficially owned by FEG Holdings that represent shares of Class A Common Stock of the Issuer which FEG Holdings would be entitled to receive upon conversion of all shares of Class B Common Stock, $.01 par value, held by FEG Holdings. The Class B shares of Common Stock held by FEG Holdings are convertible on a 1:1 basis at the option of the holder into shares of Class A Common Stock.

/5/ News America Incorporated ("NAI") and The News Corporation Limited ("News Corporation"), as persons who may be deemed to control FEG Holdings, may also be deemed to indirectly beneficially own such shares. By virtue of ordinary shares of News Corporation owned by (i) Mr. K. Rupert Murdoch, (ii) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. Murdoch, members of his family, certain charities and other persons, and (iii) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation, and may therefore be deemed to indirectly beneficially own such shares. The Reporting Persons, other than FEG Holdings, disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 16 or any other purpose.

                       FEG Holdings, Inc.



                       By: /s/ Paula Wardynski                  August 14, 2002
                          ----------------------------          ---------------
                          Name:  Paula Wardynski                Date
                          Title: Vice President, Treasurer
                                 and Secretary



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

         See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number. Page 2

                                                        Joint Filer Information

      Name:    The News Corporation Limited
      Address: 2 Holt Street
                 Sydney, New South Wales 2010
                 Australia


      Designated Filer: FEG Holdings, Inc.
      Date of Event Requiring Statement: 7/31/01; 12/3/01
      Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")
      Signature:        THE NEWS CORPORATION LIMITED
                                 By: /s/ Arthur M. Siskind
                                    --------------------------------------------
                                         Name:  Arthur M. Siskind
                                         Title: Director


      Name:    News America Incorporated
      Address: 1211 Avenue of the Americas
                New York, NY 10036

      Designated Filer: FEG Holdings, Inc.
      Date of Event Requiring Statement: 7/31/01; 12/3/01
      Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")
      Signature:        NEWS AMERICA INCORPORATED
                                 By: /s/ Lawrence A. Jacobs
                                     -------------------------------------------
                                         Name:  Lawrence A. Jacobs
                                         Title: Executive Vice President

      Name:    K. Rupert Murdoch
      Address: 10201 West Pico Boulevard
                   Los Angeles, CA 90035

      Designated Filer: FEG Holdings, Inc.
      Date of Event Requiring Statement: 7/31/01; 12/3/01
      Issuer and Ticker or Trading Symbol: Fox Entertainment Group, Inc. ("FOX")
      Signature:

                                    /s/ K. Rupert Murdoch
                                 -------------------------------------------
                                 K. Rupert Murdoch